SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SL GREEN REALTY CORP.

(Name of Subject Company (Issuer))

SL GREEN REALTY CORP.

(Names of Filing Persons (Issuer))

SL Green Operating Partnership, L.P. 3.00% Exchangeable Senior Notes due 2027

Reckson Operating Partnership L.P. 4.00% Exchangeable Senior Debentures due 2025

(Title of Class of Securities)

78444FAA4

75621LAJ3

(CUSIP Numbers of Class of Securities)

Andrew S. Levine

420 Lexington Avenue

New York, New York 10170

(212) 594-2700

Copy to:

David J. Goldschmidt, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$250,000,000.00	$17,825.00

*                 Calculated solely for purposes of determining the amount of the filing fee and based upon a transaction value of $250,000,000.  The amount of the filing fee, $71.30 for each $1,000,000 of transaction value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

*If applicable, check the appropriate box(ex) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 133-14(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by SL Green Realty Corp., a Maryland corporation (“SL Green”).  This Schedule TO relates to the offer by SL Green to purchase for cash (1) SL Green Operating Partnership, L.P.’s (the “Operating Partnership”) 3.00% Exchangeable Senior Notes due 2027 (the “3.00% Notes”) and (2) Reckson Operating Partnership L.P.’s (“Reckson”) 4.00% Exchangeable Senior Debentures due 2025 (the “4.00% Notes” and together with the 3.00% Notes, the “Exchangeable Notes”).

In addition to the Exchangeable Notes that relate to this Schedule TO, SL Green is also offering to purchase for cash Reckson’s (a) 5.15% Notes due 2011 (the “5.15% Notes”) and (b) 5.875% Notes due 2014 (the “5.875% Notes” and together with the 5.15% Notes and the Exchangeable Notes, the “Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 11, 2010 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made for up to $250,000,000 aggregate principal amount of the Notes.

The 3.00% Notes were issued by the Operating Partnership pursuant to an Indenture, dated as of May 26, 2007, among the Operating Partnership, as Issuer, SL Green, and The Bank of New York, as Trustee (the “Trustee”).  The 4.00% Notes, 5.15% Notes and 5.875% Notes were issued by Reckson pursuant to an Indenture, dated as of March 26, 1999, among Reckson, as Issuer, Reckson Associates Realty Corp., as Guarantor, and the Trustee, as amended and supplemented.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference as set forth below.

Item 1.                   Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary” is incorporated herein by reference.

Item 2.                   Subject Company Information.

(a)  Name and Address.  The name of the subject company, and the address and telephone number of its principal executive offices are as follows:

SL Green Realty Corp.

420 Lexington Avenue

New York, New York 10170

(212) 594-2700

(b)  Securities.  The information set forth on the cover page of the Offer to Purchase is incorporated herein by reference.

(c)  Trading Market and Price.  The Notes are not listed on any national or regional securities exchange or authorized to be quoted on any inter-dealer quotation system of any national securities association and there currently is no established trading market for trading in any series of Notes.  Certain institutions and securities dealers do provide quotations for and engage in transactions in the Notes.  The information set forth in the section of the Offer to Purchase entitled “Certain Market Information Concerning the Notes” is incorporated herein by reference.

Item 3.                   Identity and Background of the Filing Person.

(a)  Name and Address.  This Schedule TO is an issuer tender offer made by SL Green.  The business address and telephone number of SL Green are set forth under Item 2(a) above.

The names of the executive officers and directors of SL Green who are persons specified in Instruction C to Schedule TO are set forth below.  The business address for each such person is: c/o SL Green Realty Corp., 420 Lexington Avenue, New York, NY 10170 and the telephone number for each such person is (212) 594-2700.

Name	Position
Stephen L. Green	Director and Chairman of the Board
Marc Holliday	Director and Chief Executive Officer
John H. Alschuler	Director
Edwin Thomas Burton, III	Director
John S. Levy	Director
Andrew Mathias	President and Chief Investment Officer
Gregory F. Hughes	Chief Operating Officer and Chief Financial Officer
Andrew S. Levine	Executive Vice President, Chief Legal Officer, General Counsel and Secretary

Item 4.                   Terms of the Transaction.

(a)  Material Terms.  The information set forth in the sections of the Offer to Purchase, most specifically under the sections entitled “Summary,” “Terms of the Tender Offer—General,”  “—Maximum Purchase Amount; Maximum Purchase Sublimits; and Acceptance Priority Levels,” —“Proration”, “—Potential Increase in the Maximum Purchase Amount or the Maximum Purchase Sublimits,” “—Conditions to the Tender Offer,” “—Procedures for Tendering,” “—Withdrawal of Tenders,” and “Certain United States Federal Income Tax Considerations,” is incorporated herein by reference.

(b)  Purchases.  To the best of SL Green’s knowledge, no Notes are owned by, and the Notes will not be purchased from, any officer, director or other affiliate of SL Green.

Item 5.                   Past Contacts, Transactions, Negotiations and Agreements.

(e)  Agreements Involving the Subject Company’s Securities.  The documents and information set forth in the section of the Offer to Purchase entitled “Available Information” are incorporated herein by reference.  The following sets forth agreements, arrangements or understandings that involve the Notes:

Indenture, dated as of March 26, 2007, among SL Green Operating Partnership, L.P., as Issuer, SL Green Realty Corp., and The Bank of New York, as Trustee (filed as Exhibit 4.1 to SL Green’s Form 8-K dated March 21, 2006, filed with the Commission on March 27, 2007).

Indenture, dated as of March 26, 1999, among Reckson Operating Partnership, L.P., as Issuer, Reckson Associates Realty Corp., as Guarantor, and The Bank of New York, as Trustee (filed as Exhibit 4.3 to Reckson’s Form 8-K dated March 23, 1999, filed with the Commission on March 26, 1999).

Form of 4.00% Exchangeable Senior Debentures due 2025 of Reckson (filed as Exhibit 4.1 to Reckson’s form 8-K dated June 20, 2005, filed with the Commission on June 27, 2005).

First Supplemental Indenture, dated as of January 25, 2007, by and among Reckson Operating Partnership, L.P., Reckson Associates Realty Corp., The Bank of New York and SL Green Realty Corp. (filed as Exhibit 10.1 to SL Green’s Form 8-K dated January 24, 2007, filed with the Commission on January 30, 2007).

SL Green also maintains certain plans and agreements with respect to its equity securities.  These plans and agreements are as follows:

1.               Rights Agreement, dated as of March 6, 2000, between SL Green Realty Corp. and American Stock Transfer & Trust Company which includes as Exhibit A thereto the Articles Supplementary Establishing and Fixing the Rights and Preferences of the Series B Junior Participating Preferred Stock and as Exhibit B thereto, the Form of Rights Certificates (filed as Exhibit 4 to SL Green’s Form 8-K dated March 16, 2000, filed with the Commission on March 16, 2000).

2.               Amended 1997 Stock Option and Incentive Plan (filed as Exhibit 4.3 to SL Green’s Registration Statement on Form S-8 (No. 333-89964), filed with the Commission on June 6, 2002).

3.               2003 Long-Term OutPerformance Compensation Program, dated April 1, 2003 (filed as Exhibit 10.1 to SL Green’s Form 10-Q for the quarter ended June 30, 2003, filed with the Commission on August 12, 2003).

4.               Independent Directors’ Deferral Plan (filed as Exhibit 10.45 to SL Green’s Form 10-K for the year ended December 31, 2004, filed with the Commission on March 15, 2005).

5.               Amended and Restated 2005 Stock Option and Incentive Plan (filed as Exhibit 10.1 to SL Green’s Form 10-Q dated September 30, 2007, filed with the Commission on November 9, 2007).

For a description of these plans and agreements, see SL Green’s Annual Report on Form 10-K for the year ended December 31, 2009, filed on February 12, 2010, and SL Green’s Proxy Statement for its 2009 Annual Meeting of Stockholders, filed on April 30, 2009.

Item 6.                   Purpose of the Tender Offer and Plans or Proposals.

(a)  Purposes.  The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Tender Offer; Source of Funds” is incorporated herein by reference.

(b) Use of Securities Acquired.  SL Green will deliver the Notes purchased by SL Green in the Offer to the Trustee for cancellation and those Notes will cease to be outstanding.

(c)  Plans.  Except for the Offer, SL Green does not have, and to the best of its knowledge is not aware of any plans, proposals or negotiations that relate to or would result in any of the events listed in Regulation M-A Item 1006(c)(1) through (10).

Item 7.                   Source and Amount of Funds or Other Consideration.

(a)  Source of Funds.  The information set forth in the section of the Offer to Purchase entitled “Purpose of the Tender Offer; Source of Funds” and “Terms of the Tender Offer—Maximum Purchase Amount; Maximum Purchase Sublimits; and Acceptance Priority Levels” is incorporated herein by reference. As described in the Offer to Purchase, SL Greeen intends to finance the Tender Offer with the proceeds of the previously announced New Notes Offering (as defined in the Offer to Purchase).

Such New Notes have not been, and will not be, registered under the Securities Act, or applicable state securities laws, and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.  The New Notes will be offered only to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to persons outside the United States pursuant to Regulation S under the Securities Act.

(b)  Conditions.  The information set forth in the section of the Offer to Purchase entitled “Terms of the Tender Offer—Conditions to the Tender Offer” is incorporated herein by reference.  SL Green does not have any alternative financing plans or arrangements in the event the source of funds discussed in (a) above is not consummated.

(d)  Borrowed Funds.  The information set forth in the section of the Offer to Purchase entitled “Purpose of the Tender Offer; Source of Funds”, “Terms of the Tender Offer—Maximum Purchase Amount; Maximum Purchase Sublimits; and Acceptance Priority Levels” and —“Proration” is incorporated herein by reference.

Item 8.                   Interest in Securities of the Subject Company.

(a)  Securities Ownership.  To the best of SL Green’s knowledge, none of the persons named in Item 3 above (in response to Item 1003 of Regulation M-A), nor any associates or majority—owned subsidiaries of such persons, beneficially own any of the Notes.

(b)  Securities Transactions.  $21,442,000 principal amount of the 4.00% Notes were repurchased by SL Green on February 2, 2010.  $21,872,000 principal amount of the 3.00% Notes were repurchased by SL Green on December 15, 2009.

Item 9.                   Persons/Assets Retained, Employed, Compensated or Used.

(a)  Solicitations or Recommendations.  The information set forth in the sections of the Offer to Purchase entitled “Dealer Managers; Depositary; Information Agent” is incorporated herein by reference.

Item 10.            Financial Statements.

(a)  Financial Information.  Not applicable.

(b)  Pro Forma Information.  Not applicable.

Item 11.            Additional Information.

None.

Item 12.            Exhibits.

(a)(1)(A)	Offer to Purchase, dated March 11, 2010.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(5)(A)	Press Release, dated March 11, 2010 announcing SL Green’s launch of the tender offer.
(a)(5)(B)	Press Release, dated March 11, 2010 announcing offering of senior notes.
(b)	Not applicable.
(d)(1)

Indenture, dated as of March 26, 2007, among SL Green Operating Partnership, L.P., as Issuer, SL Green Realty Corp., and The Bank of New York, as Trustee (filed as Exhibit 4.1 to SL Green’s Form 8-K filed on March 27, 2007 and incorporated herein by reference).

(d)(2)	Form of 3.00% Exchangeable Senior Notes due 2027 of the Operating Partnership, incorporated by reference to SL Green’s Form 8-K filed with the Commission on March 27, 2007.
(d)(3)

Indenture, dated as of March 26, 1999, among Reckson Operating Partnership, L.P., as Issuer, Reckson Associates Realty Corp., as Guarantor, and The Bank of New York, as Trustee (filed as Exhibit 4.3 to Reckson’s Form 8-K filed on March 26, 1999 and incorporated herein by reference).

(d)(4)

First Supplemental Indenture, dated as of January 25, 2007, by and among Reckson Operating Partnership, L.P., Reckson Associates Realty Corp., The Bank of New York and SL Green Realty Corp., incorporated by reference to SL Green’s Form 8-K dated January 24, 2007, filed with the Commission on January 30, 2007.

(d)(5)	Form of 4.00% Exchangeable Senior Debentures due 2025 of Reckson, incorporated by reference to Reckson’s form 8-K filed with the Commission on June 27, 2005.
(d)(6)

Rights Agreement, dated as of March 6, 2000, between SL Green Realty Corp. and American Stock Transfer & Trust Company which includes as Exhibit A thereto the Articles Supplementary Establishing and Fixing the Rights and Preferences of the Series B Junior Participating Preferred Stock and as Exhibit B thereto, the Form of Rights Certificates incorporated by reference to SL Green’s Form 8-K, dated March 16, 2000, filed with the Commission on March 16, 2000.

(d)(7)	Amended 1997 Stock Option and Incentive Plan incorporated by reference to SL Green’s Registration Statement on Form S-8 (No. 333-89964), filed with the Commission on June 6, 2002.
(d)(8)

2003 Long-Term OutPerformance Compensation Program, dated April 1, 2003, incorporated by reference to SL Green’s Form 10-Q for the quarter ended June 30, 2003, filed with the Commission on August 12, 2003.

(d)(9)	Independent Directors’ Deferral Plan, incorporated by reference to SL Green’s Form 10-K for the year ended December 31, 2004, filed with the Commission on March 15, 2005.
(d)(10)	Amended and Restated 2005 Stock Option and Incentive Plan, incorporated by reference to SL Green’s Form 10-Q dated September 30, 2007, filed with the Commission on November 9, 2007.
(g)	Not applicable.
(h)	Not applicable.

Item 13.            Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SL GREEN REALTY CORP.

By:	/s/ Andrew S. Levine
	Name:	Andrew S. Levine
	Title:	Executive Vice President, Chief Legal Officer, General Counsel and Secretary

Dated: March 11, 2010

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated March 11, 2010.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(5)(A)	Press Release, dated March 11, 2010 announcing SL Green’s launch of the tender offer.
(a)(5)(B)	Press Release, dated March 11, 2010 announcing offering of senior notes.
(b)	Not applicable.
(d)(1)

Indenture, dated as of March 26, 2007, among SL Green Operating Partnership, L.P., as Issuer, SL Green Realty Corp., and The Bank of New York, as Trustee (filed as Exhibit 4.1 to SL Green’s Form 8-K filed on March 27, 2007 and incorporated herein by reference).

(d)(2)	Form of 3.00% Exchangeable Senior Notes due 2027 of the Operating Partnership, incorporated by reference to SL Green’s Form 8-K filed with the Commission on March 27, 2007.
(d)(3)

Indenture, dated as of March 26, 1999, among Reckson Operating Partnership, L.P., as Issuer, Reckson Associates Realty Corp., as Guarantor, and The Bank of New York, as Trustee (filed as Exhibit 4.3 to Reckson’s Form 8-K filed on March 26, 1999 and incorporated herein by reference).

(d)(4)

First Supplemental Indenture, dated as of January 25, 2007, by and among Reckson Operating Partnership, L.P., Reckson Associates Realty Corp., The Bank of New York and SL Green Realty Corp., incorporated by reference to SL Green’s Form 8-K dated January 24, 2007, filed with the Commission on January 30, 2007.

(d)(5)	Form of 4.00% Exchangeable Senior Debentures due 2025 of Reckson, incorporated by reference to Reckson’s form 8-K filed with the Commission on June 27, 2005.
(d)(6)

Rights Agreement, dated as of March 6, 2000, between SL Green Realty Corp. and American Stock Transfer & Trust Company which includes as Exhibit A thereto the Articles Supplementary Establishing and Fixing the Rights and Preferences of the Series B Junior Participating Preferred Stock and as Exhibit B thereto, the Form of Rights Certificates incorporated by reference to SL Green’s Form 8-K, dated March 16, 2000, filed with the Commission on March 16, 2000.

(d)(7)	Amended 1997 Stock Option and Incentive Plan incorporated by reference to SL Green’s Registration Statement on Form S-8 (No. 333-89964), filed with the Commission on June 6, 2002.
(d)(8)

2003 Long-Term OutPerformance Compensation Program, dated April 1, 2003, incorporated by reference to SL Green’s Form 10-Q for the quarter ended June 30, 2003, filed with the Commission on August 12, 2003.

(d)(9)	Independent Directors’ Deferral Plan, incorporated by reference to SL Green’s Form 10-K for the year ended December 31, 2004, filed with the Commission on March 15, 2005.
(d)(10)	Amended and Restated 2005 Stock Option and Incentive Plan, incorporated by reference to SL Green’s Form 10-Q dated September 30, 2007, filed with the Commission on November 9, 2007.
(g)	Not applicable.
(h)	Not applicable.